April 13, 2007
Mr. Michael C. Volley
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National City Corporation Form 10-K for the Year Ended December 31, 2006 Filed February 8, 2007 File No. 001-10074
Dear Mr. Volley:
Attached to this letter, please find National City Corporation’s response to your comment letter dated April 4, 2007 related to our Form 10K filing for the year ended December 31, 2006.
Management of National City Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosures in our Form 10K filing. We understand that comments from the SEC staff, and changes to the disclosures that we may make in response to the staff’s comments, do not prohibit the Commission from taking any action with respect to our filing. We acknowledge that we may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss any of these matters further, please feel to contact either myself, at (216)222-2262, or Thomas Richlovsky, Treasurer and Chief Accounting Officer, at (216)222-8063.
Sincerely,
Jeffrey D. Kelly
Vice Chairman
Chief Financial Officer
cc: Kevin W. Vaughn, Securities and Exchange Commission

National City Corporation
Form 10K for the Year Ended December 31, 2006
Comment Letter dated April 4, 2007
Derivative Instruments, page 32
1.	You state that to prospectively test effectiveness for designated SFAS 133 hedge relationships, you perform a qualitative assessment of the critical terms of the hedged item and hedging instrument and in certain cases you also perform a quantitative analysis. For each hedge relationship in which you rely on matching the critical terms of the hedged item and hedging instrument to test effectiveness, please provide the following information.
a.	Tell us your risk management objective and strategy for undertaking the hedge.

b.	Tell us the hedging instrument, the hedged item and the nature of the risk being hedged.

c.	Tell us how you performed and documented an assessment of hedge effectiveness at inception of the hedge relationship and on an ongoing basis throughout the hedge period.

d.	Tell us if there are any known sources of variability between the hedge and the hedged item that are not perfectly matched. For each hedge relationship with a known source of ineffectiveness, please provide the following information.
i.	Describe the known source of ineffectiveness.

ii.	Tell us why you believe the hedge relationship is expected to be highly effective.

iii.	Tell us how you analyzed the hedge relationship to determine if the hedges were highly effective and whether you measured ineffectiveness for all periods.
Response: National City utilizes derivative instruments to hedge changes in the fair value of fixed-rate debt and the cash flows of variable-rate debt caused by changes in the benchmark interest rate. These hedges are part of an overall strategy to manage the interest rate sensitivity of the balance sheet. The hedging instruments utilized consist of LIBOR-based receive-fixed interest rate swaps, pay-fixed interest rate swaps, callable receive-fixed interest rate swaps, and purchased interest rate caps. The hedged items include various debt instruments issued by National City including certificates of deposit, long-term FHLB advances, senior and subordinated long-term debt and senior bank notes. These hedge relationships are designated in SFAS 133 hedge relationships as either fair value or cash flow hedges.
National City also utilizes forward loan sale commitments to hedge individual commercial real estate loans originated for sale. In each case, the forward

National City Corporation
Form 10K for the Year Ended December 31, 2006
Comment Letter dated April 4, 2007
contract is entered into simultaneous with the commitment to originate the loan. The risk being hedged is the overall change in fair value of the loan from the date of origination to the date of sale. The hedge instrument is a forward commitment to sell the commercial real estate loan. These hedge relationships are designated as SFAS 133 fair value hedges.
At the inception of each of these hedge relationships, management reviews the terms of each hedge instrument compared to the terms of the hedged item to assess whether the hedge relationship is expected to be highly effectively. The critical terms reviewed for each funding hedge relationship include the notional amount, maturity date, interest reset dates, cash payment dates and any call dates. The critical terms reviewed for each hedge of commercial real estate loans originated for sale are notional amounts, maturity date, interest rate, prepayment terms and cash payment dates. National City never assumes that a hedge relationship will be perfectly effective solely because the critical terms of the derivative and the hedged item match; we perform a quantitative retrospective assessment in every instance for every hedge.
Accordingly, on a monthly basis, a retrospective test of hedge effectiveness is performed using the dollar offset ratio method. (At one subsidiary, with a limited number of forward sale commitments, the retrospective assessment is performed on a quarterly basis.) There are no instances in which a quantitative retrospective assessment is not performed to assess hedge effectiveness and measure hedge ineffectiveness.
There are no known sources of variability between the hedge instrument and the hedged item that are excluded from the effectiveness test. Accordingly, our test identifies on occasion very small amounts of ineffectiveness. In some funding hedge relationships, the interest rate on the swap may differ from the interest rate on the debt by a few basis points, resulting in ineffectiveness. Or, in some cash flow hedge relationships, the tenor of the LIBOR rate (one month vs. three months) may differ between the interest rate swap and the hedged item, resulting in ineffectiveness. There typically is no ineffectiveness on forward contracts to sell real estate loans since each forward contract represents an agreement to sell the individual specific loan originated.
All ineffectiveness, no matter how small, is recognized in earnings on a monthly basis. Further, on occasion we fail hedge accounting for fair value hedges even when the critical terms largely match due to the “law of small numbers” phenomenon. When this occurs, we do not apply hedge accounting and the changes in the derivative’s fair value are recognized in earnings without a corresponding offset for the hedged item.
Net ineffective hedge gains/(losses) recognized in earnings on these hedge relationships were as follows:

National City Corporation
Form 10K for the Year Ended December 31, 2006
Comment Letter dated April 4, 2007

($ in millions)	2006	2005	2004
Fair value hedges	$(1.3)	$.5	$.2
Cash flow hedges	—	(.3)	.3
Net ineffective hedge gains/(losses)	$(1.3)	$.2	$.5

Data extracted from footnote 25 of the 2006 10K.
If a hedge relationship fails an individual retrospective test, a quantitative assessment is performed to assess the effectiveness of the hedge on a prospective basis under various interest rate shock scenarios using the dollar offset ratio method. All quantitative effectiveness tests are fully documented.
2.	For each hedge relationship in which you “also perform a quantitative analysis.” Please elaborate on the process you use to determine whether further quantitative analysis is performed and provide example circumstances as to when your process would indicate additional quantitative analysis is necessary, as well as example circumstances where your process would indicate that additional quantitative analysis is not necessary. Please ensure your response indicates how this process is documented for a typical hedging relationship.
Response: As indicated above, we perform a quantitative assessment to assess effectiveness for all hedge relationships on a retrospective basis. We also perform a quantitative analysis to prospectively assess hedge effectiveness if a hedge relationship fails a retrospective test.
We will revise our disclosure of our effectiveness testing methods in our first quarter 10Q to more clearly explain that we perform a quantitative assessment of hedge effectiveness in all instances.
Note 16. Long-Term Debt, page 65
3.	Please tell us the designated risk being hedged related to your prime-based interest rate swap and cap SFAS 133 hedges as specified in your contemporaneous hedge documentation. Refer to paragraph 21(f) of SFAS 133.
Response: We have not utilized any prime-based interest rate swaps or caps in SFAS 133 hedge relationships. All funding products designated in a SFAS 133 hedge relationship are hedged with a LIBOR-based interest rate swap or cap. The designated risk being hedged is changes in the benchmark interest rate. We will revise this disclosure in our first quarter 10Q to eliminate the references to prime and Federal Funds-based hedge instruments.

National City Corporation
Form 10K for the Year Ended December 31, 2006
Comment Letter dated April 4, 2007
Note 17. Junior Subordinated Debentures Owed to Unconsolidated Subsidiary Trusts and Corporation-Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trusts Holding Solely Debentures of the Corporation, page 66
4.	Please tell us if you use SFAS 133 designated hedges of the $750 million junior subordinated debentures issued in 2006. If so, please tell us if you use the short-cut method to assess hedge ineffectiveness. If you do, please provide us with the following information.
a.	Clearly explain the terms of the hedged item.

b.	Clearly explain the terms of the derivative interest rate hedge.

c.	Tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.

d.	Tell us if these or any similar debt securities contain a deferral of interest feature. If so, please explain this feature to us and tell us why you believe the debt securities are eligible for short-cut accounting considering paragraph 68(e) of SFAS 133. Specifically tell us why you believe the interest deferral feature is typical for a debt security.
Response: We have never utilized the short-cut method to assess hedge effectiveness on our junior subordinated debentures. We utilize a monthly dollar offset ratio test to measure the ineffectiveness of these hedge relationships. All ineffectiveness, regardless of magnitude, is recognized, and in 2006 the amount was $24,000.

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